Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

16th February 2007

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Connected Transaction dated 15 February 2007 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

Encl.
AC/kh

dw 3/6

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CONNECTED TRANSACTION

The directors of the Company announce that on 14 February 2007, the Company as seller entered into the Agreement to dispose the Sale Share, being the Company's entire interest in Surely, and the Debt at a total consideration of approximately HK$121 million with Lightsource.

As Lightsource is wholly owned by Dr. Cheng Kar Shun, the managing director of the Company, who is a connected person of the Company, the Disposal constitutes a connected transaction for the Company under the Listing Rules. As the relevant percentage ratios are more than 0.1% but less than 2.5%, such connected transaction is subject to the reporting and announcement requirements, and is exempt from independent shareholders' approval under the Listing Rules.

THE AGREEMENT DATED 14 FEBRUARY 2007

Parties

(1) the Company as seller

(2) Lightsource as buyer

Subject Matter

The Company agreed to sell and Lightsource agreed to purchase the Sale Share and the Debt free from all encumbrances. Surely is a company incorporated in Hong Kong on 30 March 2006 with net deficit of HK$5,699. The Company acquired the Sale Share from the subscriber at par on 29 April 2006 before the commencement of business of Surely. The sole asset of Surely is 1,110 shares in Mega Choice representing approximately 10.35% of the issued share capital in Mega Choice. There is no disposal or acquisition by Surely since incorporation apart from the holding of the 1,110 shares in Mega Choice. Therefore, there is no net profit or loss attributable to Surely. The existing book value of Surely is approximately HK$96.9 million.

Mega Choice is the beneficial owner of the Property. Dr. Cheng Kar Shun through a wholly owned company has approximately 24.25% interest in Mega Choice.

Consideration

The consideration for the Sale Share and the Debt is approximately HK$121 million of which:

(1) the consideration of the Sale Share is the difference between the Consideration and the Debt; and

(2) the Debt Consideration is an amount equivalent to the Debt. As at the date of this announcement, the amount of Debt is approximately HK$96.9 million.

Of the Consideration, Lightsource has paid approximately HK$12.1 million to the Company as deposit on the date of the Agreement and the remaining balance shall be settled in cash on the date of completion.

The Consideration has been arrived at after arm's length negotiation between the parties after taking into account of a valuation as at 9 January 2007 prepared by an independent professional valuer in respect of the Property. According to the said valuation, the value of the Property was approximately HK$1,169 million on the assumption that the Property is built with seven detached houses thereon all are finished with comparable luxurious interior decorations and fully furnished with comparable superlative furniture and electrical appliances compatible with their layouts and sizes. Upon such assumption, after completion of the Agreement, in case Lightsource is required to provide loan to Mega Choice and/or any other company in order to enable Mega Choice to ensure the Property reaches the aforesaid standard, the Company shall fully reimburse such amount (estimated to be approximately HK$14.6 million) without interest to Lightsource immediately at the request of Lightsource.

Completion

Completion shall take place one month after the date of the Agreement or such other date which the parties may agree upon in writing. After completion, Surely will cease to be a subsidiary of the Company.

REASONS FOR ENTERING INTO THE AGREEMENT

The Group's principal business includes investments in the area of property, property development, hotel, infrastructure, services, telecommunications and technology.

Property development is one of the core businesses of the Group. The disposal of the entire interest in Surely which indirectly owns approximately 10.35% of the Property is in the ordinary course of business of the Company and consistent with the core business of the Group. Also, in view of the recent favourable market conditions in respect of luxurious residential properties, the Company considers that it is a suitable time to realise the Company's assets. The directors of the Company (including the independent non-executive directors) consider that the terms of the Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders taken as a whole.

USE OF PROCEEDS

The exact amount of profit or loss regarding the Disposal cannot be ascertained until completion of the project which is expected to be within 12 months. Based on the estimated cost of sale of approximately HK$111.5 million, the directors of the Company expect that there is no significant gain or loss accrued to the Company from the Disposal. The net proceeds from the Disposal will be retained by the Company for general working capital purposes.

CONNECTION TRANSACTION

As Lightsource is wholly owned by Dr. Cheng Kar Shun, the managing director of the Company, who is a connected person of the Company, the Disposal constitutes a connected transaction for the Company under the Listing Rules. As the relevant percentage ratios are more than 0.1% but less than 2.5%, such connected transaction is subject to the reporting and announcement requirements, and is exempt from independent shareholders' approval under the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall, unless the context requires otherwise, have the following meanings:

"Agreement"	the agreement entered into between the Company and Lightsource on 14 February 2007 in respect of the Sale Share and the Debt
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"connected person"	has the meaning ascribed to it under the Listing Rules
"Consideration"	approximately HK$121 million, being the total purchase price of the Sale Share and Debt Consideration
"Debt"	all amounts, including principal or interest, owing by Surely to the Company as at the date of completion
"Debt Consideration"	an amount equivalent to the Debt
"Disposal"	the disposal of the Sale Share and the Debt by the Company to Lightsource pursuant to the Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Lightsource"	Lightsource Holdings Limited, an investment holding company incorporated in the British Virgin Islands and wholly owned by Dr. Cheng Kar Shun
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mega Choice"	Mega Choice Holdings Limited, a company incorporated in Hong Kong with limited liability and an indirect 75.75% owned subsidiary of the Company
"Property"	Rural Building Lot No. 1106 (known as 6 – 10 Black's Link). At the date of this Announcement, seven detached houses are erected thereon. Each house comprises three storeys including car parking spaces on ground floor or lower ground floor, garden and swimming pool or jacuzzi
"Sale Share"	one share of HK$1.00 in Surely representing the entire issued share capital of Surely
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Surely"	Surely Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company before the Disposal

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 15 February 2007

As at the date of this announcement, the board of directors of the Company comprises (a) five executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David and Mr. Leung Chi Kin, Stewart; (b) five non-executive directors, namely Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) four independent non-executive directors, namely Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John.

"Please also refer to the published version of this announcement in The Standard."

END